May 27, 2015

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:	Seres Therapeutics, Inc. Registration Statement on Form S-1 (CIK No. 0001609809)

Dear Mr. Riedler:

On behalf of Seres Therapeutics, Inc., formerly Seres Health, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2015 with respect to Amendment No. 3 to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with the Company’s Registration Statement on Form S-1 filed on May 27, 2015 (the “Registration Statement”). The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Registration Statement that reflect changes made to the Draft Registration Statement.

Clinical drug development involves a lengthy and expensive process...,page 16

Clinical development plan, page 99

1.	We refer to your risk factor disclosure in the first full paragraph on page 18 and the discussion of your clinical trials on pages 99-101. Please revise your disclosure to clarify:

•	that your prior plan was to conduct a Phase 2/3 study and the reasons for the change, including any input from the FDA;

May 27, 2015

•	whether you are still in discussions with the FDA regarding trial design and CMC requirements; and

•	whether the FDA has approved the initiation of your planned Phase 2 clinical trial for SER-109.

If your discussions with the FDA concerning trial design are ongoing, please disclose the substance of any material feedback received and whether you believe these discussions may delay your planned initiation of patient dosing for the Phase 2 clinical trial scheduled for the second half of 2015.

The Company respectfully acknowledges the Staff’s comment. Supplementally, the Company advises the Staff that drug development often involves an iterative process with the FDA involving repeated discussions to arrive at a clinical development plan, which once established, may nevertheless change as a drug candidate advances through clinical development. Over the past few months, the Company has engaged in several discussions with the FDA regarding the Phase 2 and Phase 3 clinical development plan for SER-109. The Company had originally proposed to the FDA a design for the next clinical trial for SER-109 consisting of a combined Phase 2/3 clinical trial. As a result of its subsequent discussions with the FDA, the Company determined that it would proceed with a Phase 2 clinical study for the next clinical trial for SER-109 and, using the data from that trial, would discuss with the FDA the protocol for a Phase 3 clinical trial. The Company has revised the Registration Statement throughout to reflect this current clinical development plan. The Company does not believe it is material to investors to describe the process by which it arrived at this development plan, particularly given that the current plan is consistent with a traditional drug development process. The Company further notes that the FDA has authorized the initiation of the Phase 2 clinical study and the Company dosed the first patient in the study on May 26, 2015. The Company has revised the Registration Statement throughout to provide this update.

Additionally, in regard to the Company’s Phase 3 clinical trial of SER-109, the Company has revised the disclosure on pages 87, 99 and 101 to indicate that the Company plans to present the FDA with its proposed protocol for the Phase 3 clinical trial after it has obtained the results from the Phase 2 clinical study. With regards to CMC requirements, the disclosure also notes that the Company is currently planning to conduct pre-validation studies of its manufacturing process and expects to obtain sufficient data from those studies to commence the Phase 3 clinical trial.

May 27, 2015

If you have any questions regarding the foregoing responses or the enclosed Registration Statement, please do not hesitate to contact me by telephone at (617) 948-6060.

Very truly yours,

/s/ Peter N. Handrinos

Peter N. Handrinos

of LATHAM & WATKINS LLP

cc:	Roger J. Pomerantz, M.D., Seres Therapeutics, Inc.